LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

October 31, 2003

Securities and Exchange C[redacted]
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and an interim report for the nine months ended September 30, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

dw 11/17

LINDSEY MORDEN GROUP INC.

News Release: October 31, 2003
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three and nine months ended September 30, 2003 (unaudited)

	Third Quarter		Year-to-date	
(in $000s except per share data)	**2003**	2002	**2003**	2002
Revenue	**118,582**	117,226	**343,550**	337,155
Operating costs	**118,069**	109,379	**340,114**	321,865
Operating earnings	**513**	7,847	**3,436**	15,290
Net earnings (loss)	**(4,220)**	124	**(8,776)**	(9,540)
Earnings (loss) per share	**$(0.31)**	$0.01	**$(0.64)**	$(0.67)
Free cash flow (as described below)	**7,907**	2,405	**(1,986)**	1,824
Free cash flow per share	**$0.58**	$0.17	**$(0.14)**	$0.13

Revenue for third quarter 2003 increased by $1.4 million or 1% over third quarter 2002. For the first nine months of 2003 the increase was $6.4 million or 2% over the first nine months of 2002. On May 31, 2003, a subsidiary of the Company completed the acquisition of RSKCo Services, Inc. ("RSKCo") which contributed $16.2 million and $21.2 million to revenue in the quarter and year-to-date, respectively. The United States and European operations reported increases in revenue over third quarter 2002 that were partially offset by decreases in revenue reported by other operations.

Operating earnings for third quarter 2003 were $0.5 million (0.4% of revenue) compared to $7.8 million (6.7% of revenue) for third quarter 2002. For the nine months, operating earnings were $3.4 million (1.0% of revenue) compared to $15.3 million (4.5% of revenue) for the same period in 2002.

The European operations reported improved operating earnings for third quarter 2003 compared to third quarter 2002. For the year-to-date, the United Kingdom, International and European operations reported improved earnings compared to the same period in 2002. Overall, operating earnings declined mainly due to losses incurred in the United States operations.

After interest and income taxes, the Company's net loss for the quarter was $4.2 million ($0.31 loss per share) compared to earnings of $0.1 million ($0.01 earnings per share) in third quarter 2002. The net loss for the nine months was $8.8 million ($0.64 loss per share) compared to a loss of $9.5 million ($0.67 loss per share) for the first nine months of 2002.

The net loss for the three and nine month periods ended September 30, 2003 is primarily attributable to losses in the United States operations. Other expenses of $2.5 million and $14.3 million were incurred in the three and nine months ended September 30, 2002. No such expenses were incurred in the nine months ended September 30, 2003. Of the $14.3 million of other expenses incurred in the first nine months of 2002, $12.1 million related to legal settlement expenses including an amount to settle a claim brought against the Company by Eastgate Group Limited.

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow for the quarter was positive $7.9 million ($0.58 per share)

compared to positive $2.4 million ($0.17 per share) for third quarter 2002. For the nine months, free cash flow was negative $2.0 million ($0.14 per share) compared to positive $1.8 million ($0.13 per share) for the same period in 2002.

The weighted average number of shares outstanding for third quarter 2003 was 13.7 million (14.3 million for third quarter 2002). At October 31, 2003 the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020.
Website: www.lindseymordengroupinc.com

- 30 -

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

**For the nine months ended
September 30, 2003**

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 can be found on pages 8 to 20 of the Company's 2002 Annual Report and unless otherwise noted, the factors described therein remain substantially unchanged in this management's discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2003 ("MD&A").

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

This MD&A is the responsibility of management and has been approved by the Audit Committee on behalf of the Board of Directors. Management of the Company is responsible for maintaining appropriate information systems and internal procedures and controls consistent with reasonable costs. Such systems, procedures and controls are designed to provide reasonable assurance that the information used by management and disclosed externally is complete and reliable.

All dollar amounts referred to in this MD&A are in Canadian dollars unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to "Business Risks" and other sections of this MD&A for a description of such risks and uncertainties. The risks and uncertainties discussed in those sections are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

OPERATING COMPANIES

The Company has global operations and its insurance claims services business operates through its Canadian, United States, United Kingdom, European and International companies.

The Company has historically grown through a combination of acquisitions and internal growth. In recent years the Company has made acquisitions in order to remain responsive to the geographic needs of its customers while maintaining internal growth through new products and new complementary businesses. At present, the Company is focused on organic growth and the integration of the RSKCo Services, Inc. acquisition described below. Identification and development of new business occurs at local, regional, national and international levels and divisions of the Company work co-operatively to service customers and share market intelligence.

On May 31, 2003, the Company's wholly-owned subsidiary, Cunningham Lindsey U.S., Inc. completed the acquisition of RSKCo Services, Inc. ("RSKCo") from Continental Casualty Company, a subsidiary of CNA Financial Corporation. Through the transaction Cunningham Lindsey U.S. has acquired the claims management and related business of RSKCo that is not sold with insurance products offered by CNA subsidiaries.

The purchase price is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller has provided U.S.$30.7 million, of which U.S.$18.7 million was provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12.0 million will be credited against the purchase price.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months and nine months ended September 30, 2003 and 2002 in the operating segments in which the Company operates. Also included are the net loss, free cash flow and number of employees.

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
(in $000s except number of employees and per share data)				
Revenue				
Canada	**11,790**	13,243	**35,671**	41,293
United States	**36,646**	27,470	**89,898**	84,378
United Kingdom	**42,427**	48,670	**129,833**	130,551
Europe	**17,222**	16,417	**52,819**	48,351
International	**10,497**	11,426	**35,329**	32,582
	118,582	117,226	**343,550**	337,155
Operating earnings (loss)				
Canada	**255**	1,133	**787**	2,912
United States	**(3,712)**	1,474	**(10,283)**	656
United Kingdom	**3,537**	5,145	**9,859**	9,793
Europe	**1,730**	672	**4,308**	3,553
International	**1,305**	1,396	**4,454**	3,471
Corporate	**(2,602)**	(1,973)	**(5,689)**	(5,095)
	513	7,847	**3,436**	15,290
Net earnings (loss)	**(4,220)**	124	**(8,776)**	(9,540)
Earnings (loss) per share	**(0.31)**	0.01	**(0.64)**	(0.67)
Free cash flow	**7,907**	2,405	**(1,986)**	1,824
Free cash flow per share	**0.58**	0.17	**(0.14)**	0.13
Employees as at			**Sept 30, 2003**	Sept 30, 2002
Canada			**481**	548
United States			**1,134**	786
United Kingdom			**1,511**	1,554
Europe			**444**	484
International			**394**	333
			3,964	3,705

Foreign currency movements have a significant impact on the reported Canadian dollar financial results of the Company. To illustrate the impact of foreign exchange changes on financial results, local currency disclosure of revenue and operating earnings has been provided in this MD&A.

Revenue

Total revenue for third quarter 2003 was $118.6 million, an increase of $1.4 million (1%) from third quarter 2002 revenue of $117.2 million. Year-to-date revenue was $343.6 million, an increase of $6.4 million (2%) from 2002 year-to-date.

The revenue breakdown by operating segment was as follows:



Revenue – Quarter III 2003
U.S.
31%
Canada
10%
Europe
15%
Intl.
9%
U.K.
35%



Revenue – Quarter III 2002
U.S.
23%
Canada
11%
Europe
14%
Intl.
10%
U.K.
42%

The Canadian operation's third quarter 2003 revenue of $11.8 million decreased by $1.5 million (11%) from third quarter 2002. Year-to-date revenue was $35.7 million, a decrease of $5.6 million (14%) from 2002 year-to-date. The decline for both the third quarter and the year-to-date periods was from reduced claims activity in Ontario, Western Canada and Quebec. The decline was only partially offset by higher average fees on more complex claims. Property claims frequency in the Canadian operations has been much lower than normally experienced because of a decline in weather related activity. However the Canadian operations have recently experienced a significant increase in claims activity in Eastern Canada from hurricane Juan.

Revenue from the United States operations of $36.6 million for third quarter 2003 increased by $9.2 million (33%) from third quarter 2002. Year-to-date revenue was $89.9 million, an increase of $5.5 million (7%) from 2002 year-to-date. In local currency, revenue from the United States operations was U.S.$26.5 million for third quarter 2003, an increase of U.S.$9.0 million (51%) from third quarter 2002. Year-to-date revenue in local currency was U.S.$63.4 million, an increase of U.S.$9.7 million (18%) from 2002 year-to-date. Revenue from the RSKCo business accounted for U.S.$11.8 million and U.S.$15.4 million of the increases for the three months and nine months ended September 30, 2003 respectively. Revenue from property and casualty loss-adjusting services decreased U.S.$1.1 million (10%) for the three month period ending September 30, 2003 and increased U.S.$0.2 million (1%) for the nine month period ending September 30, 2003 compared to the relevant periods in 2002. The balance of the revenue change was due to lower revenue in the historical third party administration division, Cunningham Lindsey Claims Management, Inc. ("CMI").

Revenue for the quarter from the United Kingdom operations was $42.4 million, a decrease of $6.3 million (13%) from revenue of $48.7 million in third quarter 2002. Year-to-date revenue was $129.8 million, a decrease of $0.7 million (1%) from 2002 year-to-date. In local currency, revenue from the United Kingdom operations was £19.1 million for third quarter 2003, a decrease of £1.0 million (5%) from third quarter 2002. Year-to-date revenue in local currency was £56.4 million, a decrease of £0.3 million (1%) from 2002 year-to-date.The decrease in revenue for both the third quarter and the year-to-date periods was due to the loss of a significant customer late in 2002 and the end of a run-off program which commenced in 2002. These decreases were substantially offset by revenue from new customers. Subsidence claims in the United Kingdom have increased significantly in the second half of the year and are expected to generate additional revenues in the fourth quarter of 2003 and beyond.

Revenue from the European operations increased $0.8 million (5%) from $16.4 million in third quarter 2002 to $17.2 million in third quarter 2003. Year-to-date revenue increased from $48.4 million to $52.8 million (9%). In local currency, revenue from the European operations was €11.1 million for third quarter 2003, an increase of €0.4 million (3%) from third quarter 2002.

Year-to-date revenue in local currency was €33.3 million, unchanged from 2002 year-to-date. Revenue from the European operations was relatively flat with an overall decrease in claims activity being offset by higher average fees per claim.

Revenue from the International operations decreased $0.9 million (8%) from $11.4 million in third quarter 2002 to $10.5 million in third quarter 2003. Year-to-date revenue was $35.3 million, an increase of $2.7 million (8%) from 2002 year-to-date. In local currency, revenue from the International operations was £4.7 million for third quarter 2003, unchanged from third quarter 2002. Year-to-date revenue in local currency was £15.4 million, an increase of £1.3 million (10%) from 2002 year-to-date. Revenue from the International operations reflects continued appointments to major construction projects and large losses arising from significant weather related events such as flooding in Prague and Morocco and hurricane Fabian.

Operating earnings

Operating earnings for third quarter 2003 were $0.5 million (0.4% of revenue) compared to $7.8 million (6.7% of revenue) for third quarter 2002. Year-to-date operating earnings were $3.4 million (1.0% of revenue) compared to $15.3 million (4.5% of revenue) from 2002 year-to-date. Operating costs are defined as cost of service plus selling, general and administration expenses. Operating costs relating to insurance expense increased by $1.7 million in the third quarter reflecting significantly higher premiums for all types of insurance coverage.

Operating earnings for the quarter for the Canadian operations of $0.3 million decreased $0.8 million from $1.1 million in the same period in 2002. Year-to-date operating earnings were $0.8 million, a decrease of $2.1 million from 2002 year-to-date. For both the third quarter and the year-to-date period, the decline in operating earnings was due to the reduced revenue noted above, partially offset by cost reductions. The cost reductions have been limited so as to not jeopardize the long-term profitability of the business and, as a result, revenue loss has been greater than expense reduction.

The United States operations reported an operating loss for third quarter 2003 of $3.7 million compared to earnings of $1.5 million in third quarter 2002. Year-to-date operating loss was $10.3 million compared to operating earnings of $0.7 million in 2002 year-to-date. In local currency, an operating loss of U.S.$2.7 million was incurred in third quarter 2003 compared to earnings of U.S.$1.0 million in third quarter 2002. Year-to-date operating loss in local currency was U.S.$7.3 million compared to operating earnings of U.S.$0.5 million in 2002 year-to-date. Operating losses arose because of one time charges of U.S.$2.5 million relating principally to bad debts and severance charges. Further, the rehabilitation of a key CMI client from April 2002 to August 2003 required CMI to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue and additional costs were incurred with the acquisition and ongoing integration of RSKCo. The key CMI client is now in liquidation and all open files were returned.

The United Kingdom operating earnings of $3.5 million for the quarter compared to earnings of $5.1 million in third quarter 2002. Year-to-date operating earnings were $9.9 million compared to operating earnings of $9.8 million in 2002 year-to-date. In local currency, operating earnings of £1.6 million in third quarter 2003 compared to £2.1 million in third quarter 2002. Year-to-date operating earnings in local currency were £4.3 million compared to operating earnings of £4.2 million in 2002 year-to-date. Comparable operating earnings reflect management's commitment to develop new business and manage costs.

Operating earnings for the European operations were $1.7 million, an increase of $1.0 million, compared to earnings of $0.7 million in third quarter 2002. Year-to-date operating earnings were $4.3 million compared to $3.6 million in 2002 year-to-date. In local currency, operating earnings of €1.1 million in third quarter 2003 compared to €0.4 million in third quarter 2002. Year-to-date operating earnings in local currency were €2.7 million compared to €2.5 million in 2002 year-to-date. Management of costs relative to revenues contributed to sustained operating earnings.

The International operating earnings for the quarter were $1.3 million, compared to $1.4 million in third quarter 2002. Year-to-date operating earnings were $4.5 million compared to $3.5 million in 2002 year-to-date. In local currency, operating earnings of £0.6 million in third quarter 2003 were similar to those in third quarter 2002. Year-to-date operating earnings in local currency were £1.9 million compared to £1.5 million in 2002 year-to-date. Increased operating earnings reflect management's commitment to develop new business and manage costs.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for the third quarter of $2.6 million compared to losses of $2.0 million in third quarter 2002. Year-to-date corporate operating losses were $5.7 million compared to $5.1 million in 2002 year-to-date. The increase in corporate operating losses for both the quarter and year-to-date 2003 was primarily due to increased advisor fees, significantly increased insurance premiums and adverse exchange movements partially offset by a reduction in stock plan amortization expense.

Net earnings (loss)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
($000s)				
Canada	**(23)**	609	**211**	1,525
United States	**(3,817)**	1,148	**(9,809)**	189
United Kingdom	**2,490**	3,641	**8,122**	5,807
Europe	**859**	205	**2,040**	1,645
International	**794**	884	**2,466**	2,087
Corporate	**(4,523)**	(6,363)	**(11,806)**	(20,793)
	(4,220)	124	**(8,776)**	(9,540)

The net loss for the quarter was $4.2 million (loss of $0.31 per share) compared to third quarter 2002 earnings of $0.1 million (earnings of $0.01 per share). The year-to-date net loss was $8.8 million ($0.64 loss per share) compared to $9.5 million ($0.67 loss per share) in 2002 year-to-date.

The net loss for the three month and nine month periods ended September 30, 2003 is primarily attributable to losses in the United States operations of $3.8 million and $9.8 million respectively. Other expenses of $2.5 million and $14.3 million were incurred in the three months and nine months ended September 30, 2002. No such expenses were incurred in first nine months of 2003. Of the $14.3 million of other expenses incurred in the first nine months of 2002, $2.2 million related to restructuring of the United States operations. The remaining $12.1 million were legal settlement expenses and included an amount to settle a claim brought against the Company by Eastgate Group Limited.

For operating companies, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The loss in third quarter 2003 of $4.5 million for Corporate, compared to a loss of $6.4 million in third quarter 2002, includes corporate selling, general and administration expenses (described above), interest expense and income taxes.

Interest expense in third quarter 2003 was $2.9 million, $0.1 million lower than the interest expense in third quarter 2002. Year-to-date interest expense was $9.3 million compared to $9.4 million in 2002 year-to-date. The third quarter 2003 total interest expense of $2.9 million included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $0.7 million of interest expense was interest on operating lines and other credit facilities.

An income tax provision of $1.8 million was recorded for third quarter 2003 compared to $2.2 million for the same period in 2002. Year-to-date income tax provision was $2.9 million compared to $1.1 million for 2002 year-to-date. For all reporting periods with a loss before income taxes, an income tax recovery would normally have been expected. Given current profitability levels, future tax assets have not been recorded in respect of Corporate losses incurred in Canada. In addition, future tax assets have not been recorded in respect of losses incurred in the United States operations during the quarter.

Goodwill

Goodwill at September 30, 2003 was $239.9 million as compared to $252.6 million at December 31, 2002. The decrease of $12.7 million year-to-date was from $28.6 million of unrealized foreign exchange losses offset by $15.9 million of additional goodwill arising primarily on the RSKCo acquisition.

CASH FLOW

Operating activities

Cash provided by operating activities was $7.8 million during third quarter 2003 compared to $1.0 million during third quarter 2002. Year-to-date cash used in operating activities was $4.1 million compared to $3.5 million in 2002 year-to-date.

Free cash flow by operating segment

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
($000s)				
Canada	**1,177**	1,180	**1,949**	2,134
United States	**(3,076)**	(2,708)	**(14,111)**	(7,753)
United Kingdom	**6,965**	4,345	**14,552**	10,479
Europe	**2,153**	1,797	**1,605**	4,538
International	**2,485**	(620)	**3,274**	(259)
Corporate and financing costs	**(1,797)**	(1,589)	**(9,255)**	(7,315)
	7,907	2,405	**(1,986)**	1,824

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs paid and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow was positive $7.9 million ($0.58 per share) compared to $2.4 million ($0.17 per share) in third quarter 2002. Year-to-date free cash flow was negative $2.0 million ($0.14 per share) compared to positive free cash flow of $1.8 million ($0.13 per share) in 2002 year-to-date.

Free cash flow in the United Kingdom and International operations for the third quarter improved year-over-year due to improvements in working capital. The European operation's free cash flow improved in third quarter 2003 compared to third quarter 2002 due to improved earnings year-over-year. Free cash flow in the Canadian operations for third quarter 2003 was in line with third quarter 2002 despite the reduced operating earnings due to improvements in working capital. United States operations free cash flow for third quarter 2003 declined year-over-year due to the net loss for the period. Free cash flow for corporate and financing costs was negative $1.8 million compared to free cash flow of negative $1.6 million from third quarter 2002.

Free cash flow has improved year-to-date 2003 compared to 2002 in the United Kingdom and International operations due to improved earnings and improvements in working capital. The decrease in year-to-date free cash flow in the United States operations was principally due to operating losses. The decrease in free cash flow in the European operations for the year-to-date compared to the same period in 2002 was mainly due to the inclusion in 2002 of $3.0 million proceeds from a vehicle sale-leaseback transaction. Corporate free cash flow has decreased year-over-year mainly due to an unfavorable tax recoverable movement.

Investing activities

Net investment in property and equipment during third quarter 2003 was $1.0 million, compared to $0.4 million in third quarter 2002. Year-to-date net investment in property and equipment was $1.3 million compared to a $0.7 million source of funds in 2002. Net purchases in 2003 include $2.2 million proceeds from the sale of a building and 2002 net purchases include the $3.0 million vehicle sale-leaseback proceeds noted above. Excluding these sales, the net $0.6 million and $1.2 million increases quarter-over-quarter and year-over-year respectively were mainly due to increased net purchases of equipment in the United Kingdom operations.

Cash used in business acquisitions of $1.4 million in third quarter 2003 related primarily to the final installment payment of deferred consideration for the remaining shares of Cunningham Lindsey France.

Financing activities

No dividends were paid or declared during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company and its subsidiaries had lines of credit in Canada, the United States, the United Kingdom and Europe totaling $88.5 million, of which $42.0 million was drawn under the committed facilities. Of the $88.5 million, $46.1 million was in committed facilities and $42.4 million was in demand facilities. Of the committed facilities, $46.1 million is committed until October 31, 2003 and $26.3 million until October 31, 2004. Bank indebtedness as at September 30, 2003 was $35.8 million consisting of drawn lines, net of cash. The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

The Company intends to finance the $19.8 million step-down in its committed facilities on October 31, 2003 by drawing under demand facilities and, to the extent required, borrowing from its parent company pursuant to the above financing commitment.

Indebtedness decreased by $8.6 million during the quarter with cash provided by operating activities partially offset by cash used in investing activities. Year-to-date, indebtedness decreased by $5.7 million, with cash used in operating and financing activities only partially offset by cash provided by investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) as at September 30, 2003 was $160.5 million compared to $181.2 million at December 31, 2002. Net debt was reduced primarily with cash received on the acquisition of RSKCo.

Shareholders' equity decreased to $105.0 million at September 30, 2003 from $108.1 million at June 30, 2003. The decrease was due to the loss for the quarter of $4.2 million and a positive movement in the currency translation adjustment account of $1.1 million related to unrealized gains on the translation of the assets and liabilities of the Company's foreign operations due to the strengthening of the United Kingdom pound relative to the Canadian dollar.

The net debt-to-equity ratio of 1.53 at September 30, 2003 was unchanged from June 30, 2003. Under its committed facilities, the Company has covenanted that its net debt-to-equity ratio shall not at any time exceed 2.00. The total liabilities-to-equity ratio increased to 3.21 from 3.18 at June 30, 2003 due to the decrease in shareholder's equity. Interest coverage for third quarter 2003 decreased to 0.17 from 0.34 in second quarter 2003.

BUSINESS RISKS

The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depends on a number of factors including the geographic location and degree of complexity of the claim, the firm's reputation and financial strength and the in-house capacity constraints and outsourcing policies of the insurance company. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staffs, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim. There can be no assurance, however, that these companies will not expand their ability to handle these claims internally, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company tries to mitigate this risk by providing high quality, fairly priced products, maintaining a diverse customer base, employing contract adjusters and quickly reducing costs if a significant customer is lost.

The volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. A reduction of claims referred to the Company due to stable weather conditions or a lack of environmental disasters could have a material adverse effect on the Company's business, financial condition and results of operations. The Company tries to mitigate this risk through the geographic spread of its operations and through the development and marketing of services which are not affected by weather related events.

The volatility of the insurance industry, particularly after the September 11, 2001 terrorist attacks, is a risk for the Company as the industry continues to consolidate. Additionally, certain participants in the industry continue to experience investment and underwriting losses which have reduced the financial strength of these companies. The Company depends on insurance companies for a significant amount of its business and has a diverse customer base. Accounts receivable and claims in process are closely monitored and the Company is not aware of any circumstance where customer concentration risk might materially affect the Company's financial performance. The claims management business, which operates in the self-insured and government markets, helps to further reduce this customer concentration risk.

The claims services markets, both domestically and internationally, are highly competitive and are composed of a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration, health and disability management, and risk management information systems, which compete with the claims and risk management services offered by the Company. There can be no assurance that the Company will be able to continue to compete against these companies, many of which are larger than the Company in terms of annual revenues and total assets and are financially stronger.

In addition to the large claims adjusting companies, insurance companies and insurance brokerage firms, many smaller local and regional claims services firms located throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East compete with the Company. Many of these smaller firms, some of which are family-controlled, do not offer the broad spectrum of claims services which the Company provides and have rate structures that are lower than the Company's. Market conditions may compel the Company to lower its prices to remain competitive in some markets; however, the Company believes that its quality product offering, its technological sophistication and its large number of geographically dispersed offices provide it with a competitive advantage over these smaller firms. There can be no assurance that any reduction in prices charged will be compensated by an increase in the number of claims managed by the Company. A decrease in either the fees charged for claims managed by the Company or in the number of claims managed could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's ability to meet its debt service requirements depend on its future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements may prohibit the Company from adopting any of these alternatives. See "Liquidity and Capital Resources."

The Company depends on the services of its senior management team. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In some jurisdictions, the supply of qualified adjusters is limited.

The Company is, and expects to be, a defendant in various lawsuits and damage claims arising out of its business. Any of these claims, individually or in the aggregate, could materially adversely affect the Company's business, financial condition and results of operations. There is no assurance that the Company's current insurance coverage against such losses will continue to be available at appropriate coverage levels on commercially reasonable terms, or that the Company will be insured for the losses.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**September 30, 2003**	December 31, 2002
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**2,202**	847
Accounts receivable	**82,799**	98,409
Claims in process	**50,564**	55,157
Prepaid expenses	**7,192**	4,565
Income taxes recoverable	**3,009**	5,828
Total current assets	**145,766**	164,806
Property and equipment, net	**17,994**	23,437
Goodwill	**239,920**	252,613
Future income taxes	**13,283**	13,663
Other assets	**25,407**	10,626
	442,370	465,145

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**35,807**	41,534
Promissory notes *(note 5)*	**–**	10,510
Accounts payable and accrued liabilities	**110,543**	97,201
Income taxes payable	**7,638**	6,893
Current portion of long-term debt	**640**	1,264
Deferred revenue	**44,709**	20,006
Future income taxes	**4,697**	5,066
Total current liabilities	**204,034**	182,474
Long-term debt	**126,285**	128,775
Employee future benefits	**4,146**	5,125
Other liabilities	**2,912**	3,138
Total liabilities	**337,377**	319,512
Contingencies and commitments *(note 3)*		
Shareholders' equity *(note 2)*	**104,993**	145,633
	442,370	465,145

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Revenue	**118,582**	117,226	**343,550**	337,155
Cost and expenses				
Cost of service	**96,677**	88,755	**277,099**	258,932
Selling, general and administration	**21,392**	20,624	**63,015**	62,933
Interest	**2,937**	3,076	**9,288**	9,403
Other	**-**	2,491	**-**	14,324
	121,006	114,946	**349,402**	345,592
Earnings (loss) before income taxes	**(2,424)**	2,280	**(5,852)**	(8,437)
Provision for income taxes	**1,796**	2,156	**2,924**	1,103
Net earnings (loss) for the period	**(4,220)**	124	**(8,776)**	(9,540)
Earnings (loss) per share	**(0.31)**	0.01	**(0.64)**	(0.67)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Deficit, beginning of period	**(12,943)**	(566)	**(8,387)**	(20,842)
Net earnings (loss) for the period	**(4,220)**	124	**(8,776)**	(9,540)
Transfer from contributed surplus	**-**	–	**-**	29,940
Deficit, end of period	**(17,163)**	(442)	**(17,163)**	(442)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
OPERATING ACTIVITIES				
Net earnings (loss) for the period	**(4,220)**	124	**(8,776)**	(9,540)
Add (deduct) items not affecting cash				
Depreciation	**1,581**	2,031	**5,171**	6,468
Gain on sale of property and equipment	**-**	-	**(91)**	-
Future income taxes	**-**	(1,029)	**(1,361)**	5
	(2,639)	1,126	**(5,057)**	(3,067)
Changes in non-cash working capital balances related to operations				
Accounts receivable	**7,954**	(3,551)	**7,901**	2,030
Claims in process	**(2,615)**	(427)	**(604)**	(458)
Prepaid expenses	**(300)**	3,942	**(887)**	4,560
Income taxes recoverable	**3,375**	2,131	**3,632**	2,189
Accounts payable and accrued liabilities	**2,142**	(2,256)	**(8,847)**	(8,528)
Pension and other liabilities	**(78)**	(59)	**(247)**	(240)
Cash provided by (used in) operating activities	**7,839**	956	**(4,109)**	(3,514)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(1,353)**	(1,878)	**22,374**	(4,558)
Purchase of property and equipment, net	**(1,035)**	(367)	**(1,257)**	728
Other assets	**(559)**	(2,116)	**(2,029)**	(1,733)
Eastgate settlement	**-**	-	**-**	(7,649)
Cash provided by (used in) investing activities	**(2,947)**	(4,361)	**19,088**	(13,212)
FINANCING ACTIVITIES				
Bank indebtedness	**(8,559)**	3,000	**(5,727)**	15,744
Issuance of long-term debt	**-**	-	**-**	308
Repayment of long-term debt	**-**	(42)	**-**	(8,090)
Issuance of promissory notes, net *(note 5)*	**-**	-	**(10,510)**	7,250
Cash provided by (used in) financing activities	**(8,559)**	2,958	**(16,237)**	15,212
Effect of exchange rate changes on cash	**124**	49	**2,613**	(17)
Net increase (decrease) in cash during the period	**(3,543)**	(398)	**1,355**	(1,531)
Cash, beginning of period	**5,745**	1,663	**847**	2,796
Cash, end of period	**2,202**	1,265	**2,202**	1,265
SUPPLEMENTAL INFORMATION				
Cash interest paid	**514**	949	**7,024**	8,219
Cash taxes paid (received)	**(1,683)**	918	**582**	(1,190)

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2003 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**September 30, 2003**	December 31, 2002
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Employee share purchase loans	**(2,734)**	(1,620)
Currency translation adjustment	**(12,628)**	18,122
Deficit	**(17,163)**	(8,387)
	104,993	145,633

As at September 30, 2003, the Company has loaned $2,734 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged 294 thousand subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

One of the Company's United Kingdom subsidiaries is currently in discussions with the local taxation authorities regarding an outstanding withholding tax application. Such discussions could result in an additional withholding tax liability of the subsidiary, however, the outcome is not determinable.

The Company leases premises, automobiles and equipment under various operating leases.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2003 and 2002

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims management industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended September 30, 2003						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**11,790**	**36,646**	**42,427**	**17,222**	**10,497**	**–**	**118,582**
Operating earnings (loss)	**255**	**(3,712)**	**3,537**	**1,730**	**1,305**	**(2,602)**	**513**
Interest income (expense)	**(49)**	**(105)**	**11**	**(196)**	**(136)**	**(2,462)**	**(2,937)**
Income tax recovery (expense)	**(229)**	**–**	**(1,058)**	**(675)**	**(375)**	**541**	**(1,796)**
Net earnings (loss)	**(23)**	**(3,817)**	**2,490**	**859**	**794**	**(4,523)**	**(4,220)**
Depreciation expense	**80**	**184**	**875**	**225**	**216**	**1**	**1,581**
Property and equipment & goodwill additions	**78**	**230**	**650**	**122**	**135**	**7**	**1,222**
Goodwill	**7,534**	**31,702**	**174,393**	**20,687**	**5,604**	**–**	**239,920**
Identifiable assets	**27,644**	**87,860**	**241,071**	**38,158**	**39,837**	**7,800**	**442,370**

	For the three months ended September 30, 2002						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	13,243	27,470	48,670	16,417	11,426	–	117,226
Operating earnings (loss)	1,133	1,474	5,145	672	1,396	(1,973)	7,847
Interest expense	(83)	(106)	(128)	(141)	(181)	(2,437)	(3,076)
Income tax recovery (expense)	(441)	(220)	(1,376)	(326)	(331)	538	(2,156)
Other expense	–	–	–	–	–	(2,491)	(2,491)
Net earnings (loss)	609	1,148	3,641	205	884	(6,363)	124
Depreciation expense	3	305	1,148	322	253	–	2,031
Property and equipment & goodwill additions	19	48	53	154	80	–	354
Goodwill	7,534	18,684	193,632	19,849	6,001	–	245,700
Identifiable assets	33,479	69,253	267,097	38,822	43,532	16,429	468,612

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2003 and 2002

4. SEGMENTED INFORMATION (Continued)

For the nine months ended September 30, 2003	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**35,671**	**89,898**	**129,833**	**52,819**	**35,329**	**–**	**343,550**
Operating earnings (loss)	**787**	**(10,283)**	**9,859**	**4,308**	**4,454**	**(5,689)**	**3,436**
Interest expense	**(178)**	**(424)**	**(31)**	**(719)**	**(445)**	**(7,491)**	**(9,288)**
Income tax recovery (expense)	**(398)**	**898**	**(1,706)**	**(1,549)**	**(1,543)**	**1,374**	**(2,924)**
Net earnings (loss)	**211**	**(9,809)**	**8,122**	**2,040**	**2,466**	**(11,806)**	**(8,776)**
Depreciation expense	**242**	**648**	**2,869**	**726**	**683**	**3**	**5,171**
Property and equipment & goodwill additions	**240**	**16,636**	**2,113**	**391**	**668**	**17**	**20,065**
Goodwill	**7,534**	**31,702**	**174,393**	**20,687**	**5,604**	**–**	**239,920**
Identifiable assets	**27,644**	**87,860**	**241,071**	**38,158**	**39,837**	**7,800**	**442,370**

For the nine months ended September 30, 2002	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	41,293	84,378	130,551	48,351	32,582	–	337,155
Operating earnings (loss)	2,912	656	9,793	3,553	3,471	(5,095)	15,290
Interest expense	(282)	(276)	(528)	(693)	(535)	(7,089)	(9,403)
Income tax recovery (expense)	(1,105)	(191)	(3,458)	(1,215)	(849)	5,715	(1,103)
Other expense	–	–	–	–	–	(14,324)	(14,324)
Net earnings (loss)	1,525	189	5,807	1,645	2,087	(20,793)	(9,540)
Depreciation expense	315	900	3,412	1,131	710	–	6,468
Property and equipment & goodwill additions	27	396	1,096	1,536	417	–	3,472
Goodwill	7,534	18,684	193,632	19,849	6,001	–	245,700
Identifiable assets	33,479	69,253	267,097	38,822	43,532	16,429	468,612

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2003 and 2002

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. During the second quarter of 2003, the Company repaid $12.1 million of borrowings from its parent company pursuant to short-term promissory notes.

During 2002, the parent company acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. The Company made tax installment payments totalling $1,393 during the year-to-date to its parent company related to 2002. The $1,393 of tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

In the third quarter of 2003, the Company purchased directors' and officers', errors and omissions and employment practices insurance from an affiliated company for an annual premium of U.S.$2.5 million. The parent company purchases and maintains additional blended coverage for certain of its subsidiaries including the Company. The approximate annual premium for the blended coverage allocated to the Company was U.S.$1.4 million based on various factors including claims experience.

In April 2003, employee and former employee loans, due on demand, with a bank to assist in purchasing subordinate voting shares of the Company were acquired by the Company. The loans were acquired at face value of $1,273. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 117 thousand subordinate voting shares of the Company.

6. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company tries to mitigate this seasonality through the geographic spread of its operations and through the development and marketing of services which are not affected by weather related events.

7. ACQUISITION

Effective May 31, 2003, the Company acquired all of the outstanding common shares of RSKCo Services, Inc. ("RSKCo"). The results of RSKCo have been included in the consolidated financial statements since that date. RSKCo is a claims management service provider operating in the United States.

The purchase price is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller has provided U.S.$30.7 million, of which U.S.$18.7 million was provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12.0 million will be credited against the purchase price.

As the ultimate purchase price is determined based on revenues billed to active customers for the 12-month period ended May 31, 2004, an estimate of the contingent payment of U.S.$11.7 million has been recorded on the balance sheet in accounts payable and accrued liabilities. Once the contingent payment or receipt is determinable, an adjustment to goodwill and other liabilities will be recorded.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in \$000s except as otherwise indicated)
September 30, 2003 and 2002

7. ACQUISITION (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has made an estimate of the future costs to service claims administration obligations and losses on contracts which existed at RSKCo on May 31, 2003 and is in the process of more accurately determining those costs; therefore, the purchase price is subject to refinement.

Cash and cash equivalents	*U.S.$*	18,715
Accounts receivable		2,139
Property and equipment		388
Other assets		12,176
Goodwill		11,675
Total assets acquired		**45,093**
Deferred revenue		20,112
Accounts payable and accrued liabilities		12,981
Deferred service obligations		12,000
Total liabilities assumed		**45,093**
Net assets acquired		**-**

All of the goodwill disclosed above is related to the Company's United States operations and approximately U.S.$11.7 million is expected to be deductible for tax purposes.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centres in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at September 30, 2003 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the Annual and Quarterly Reports or other public information of the Company may contact the Corporate Secretary at the Corporate Office.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com